Exhibit 99.1

China Nepstar Chain Drugstore Ltd. Announces Receipt of “Going Private” Proposal

SHENZHEN, China, July 6, 2015 -- China Nepstar Chain Drugstore Ltd. (NYSE: NPD) (“Nepstar” or the “Company”), a leading retail drugstore chain in China based on the number of directly operated stores, today announced that its board of directors has received a preliminary non-binding proposal letter, dated July 6, 2015, from Simin Zhang, chairman of the board of directors of the Company, and China Neptunus Drugstore Holding Ltd., an investment vehicle wholly owned by Mr. Zhang(“Neptunus Holding”, and collectively with Mr. Zhang, the “Buyer Parties”), pursuant to which the Buyer Parties propose to acquire all of the outstanding ordinary shares (the “Shares”) and the American Depositary Shares (“ADSs”, each representing two Shares) of the Company, in both cases, that are not already beneficially owned by the Buyer Parties and their affiliates at a price of US$1.30 per Share or US$2.60 per ADS, as the case may be, in cash, in a going private transaction(the “Acquisition”), subject to certain conditions.

According to the proposal letter, the Acquisition is intended to be financed with debt or equity capital or a combination thereof. Also according to the proposal letter, on July 3, 2015, New Wave Developments Limited, a wholly owned subsidiary of Neptunus Holding, completed an acquisition of fifty million (50,000,000) Shares from Capital Eagle Global Limited.Furthermore, the proposal letter specifies that the Buyer Parties’ proposal constitutes only a preliminary indication of interest, and is subject to negotiation and execution of definitive agreements relating to the proposed transaction. A copy of the proposal letter is attached hereto as Exhibit A.

The Company expects that its board of directors will form a special committee consisting of independent directors (the “Special Committee”) to consider this proposal. The Company also expects that the Special Committee will retain financial, legal and other advisors to assist it in its review of the Acquisition.The Company cautions its shareholders and others considering trading its ordinary shares that no decisions have been made with respect to the Company’s response to the proposed transaction. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.

About China Nepstar Chain Drugstore Ltd.

China Nepstar Chain Drugstore Ltd. (NYSE: NPD) is a leading retail drugstore chain in China. As of March 31, 2015, the Company had 1,969 directly operated stores across 74 cities, one headquarter distribution center and 15 regional distribution centers in China. Nepstar uses directly operated stores, centralized procurement and a network of distribution centers to provide its customers with high-quality, professional and convenient pharmaceutical products and services and a wide variety of other merchandise, including OTC drugs, nutritional supplements, herbal products, personal care products, family care products, and convenience products. Nepstar's strategy of centralized procurement, competitive pricing, customer loyalty programs and private label offerings has enabled it to capitalize on the continuing economic growth in China and take advantage of the demographic trend in China to achieve a strong brand and leading market position. For further information, please go to http://www.nepstar.cn.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's strategic operational plans and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contacts

Zixin Shao
China Nepstar Chain Drugstore Ltd.
Chief Financial Officer
+86-755-2641-4065
ir@nepstar.cn

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Exhibit A

The Board of Directors

China Nepstar Chain Drugstore Ltd.

25F, NeptunusYinheKeji Building

No.1, Kejizhong 3rd Road

Nanshan District, Shenzhen

Guangdong Province 518057

People’s Republic of China

July 6, 2015

Dear Sirs:

Mr. Simin Zhang (“Mr. Zhang”), chairman of the board of directors of China Nepstar Chain Drugstore Ltd. (the “Company”), and China Neptunus Drugstore Holding Ltd., an investment vehicle wholly owned by Mr. Zhang (“Neptunus Holding”, and collectively with Mr. Zhang, the “Buyer Parties”), are pleased to submit this preliminary non-binding proposal to acquire all outstanding ordinary shares (the “Shares”) and the American Depositary Shares (“ADSs”, each representing two Shares) of the Company, in both cases, that are not already beneficially owned by the Buyer Parties and their affiliates in a going private transaction (the “Acquisition”).

We believe that our proposal of US$1.30 in cash per Share, or US$2.60 in cash per ADS, will provide an attractive opportunity to the Company’s shareholders. This price represents a premium of approximately 18.18% to the Company’s closing price on July 2, 2015.

The terms and conditions upon which we are prepared to pursue the Acquisition are set forth below. We are confident in our ability to consummate an Acquisition as outlined in this letter.

1. Purchase Price. The Buyer Parties are prepared to pay for the Shares and ADSs acquired in the Acquisition at a price of US$1.30 per Share and US$2.60 per ADS, as the case may be, in cash.

2. Acquisition of Additional Shares. On July 3, 2015, New Wave Developments Limited, a wholly owned subsidiary of Neptunus Holding, completed an acquisition of fifty million (50,000,000) Shares from Capital Eagle Global Limited.

3. Financing. We intend to finance the Acquisition with debt or equity capital or a combination thereof. We are confident that we will secure adequate financing to consummate the Acquisition.

4. Due Diligence. We will be in a position to commence our due diligence for the Acquisition immediately upon receiving access to the relevant materials. Parties providing financing will require a timely opportunity to conduct customary due diligence on the Company.

5. Definitive Agreements. We are prepared to negotiate and finalize definitive agreements (the “Definitive Agreements”) providing for the Acquisition and related transactions promptly. This proposal is subject to execution of the Definitive Agreements. These documents will include provisions typical for transactions of this type. We anticipate the Definitive Agreements will be completed in parallel with due diligence.

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6. Confidentiality. We are sure you will agree with us that it is in all of our interests to ensure that we proceed in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

7. Process. We believe that the Acquisition will provide superior value to the Company’s shareholders. We recognize of course that the Company’s Board of Directors will, through a committee of independent directors, evaluate the proposed Acquisition before it can make its determination whether to endorse it. In considering the proposed Acquisition, you should be aware that we are interested only in acquiring the outstanding shares that the Buyer Parties and their affiliates do not already own, and that the Buyer Parties and their affiliates do not intend to sell their stake in the Company to a third party.

8. Advisors. We have retained Cleary Gottlieb Steen & Hamilton LLP as U.S. legal counsel in connection with the Acquisition.

9. No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to an Acquisition. Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.

In closing, we would like to personally express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to speaking with you.

Sincerely,

Simin Zhang

By: _/s/ Simin Zhang___________

China Neptunus Drugstore Holding Ltd.

By:_/s/ Simin Zhang____________

Name: Simin Zhang

Title: Director

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